Exhibit 99.1

CARDIOL THERAPEUTICS INC.
CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2024
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED)

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

Unaudited

	As at	As at
	September 30,	December 31,
	2024	2023
ASSETS

Current assets
Cash and cash equivalents (note 3)	$15,885,018	$34,931,778
Accounts receivable	57,079	142,745
Other receivables	209,627	137,127
Prepaid expenses	1,129,995	941,442
Total current assets	17,281,719	36,153,092

Non-current assets
Property and equipment (note 4)	237,926	337,058
Intangible assets (note 5)	-	210,358
Total assets	$17,519,645	$36,700,508

EQUITY AND LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (note 14)	$6,918,639	$8,041,485
Current portion of lease liability (note 6)	31,785	15,808
Derivative liability (note 7)	3,647	238,176
Total current liabilities	6,954,071	8,295,469

Non-current liabilities
Lease liability (note 6)	134,199	158,532
Total liabilities	7,088,270	8,454,001

Equity
Share capital (note 8)	154,631,158	148,519,136
Warrants (note 10)	-	3,517,867
Contributed surplus	27,499,751	18,786,306
Deficit	(171,699,534)	(142,576,802)
Total equity	10,431,375	28,246,507
Total equity and liabilities	$17,519,645	$36,700,508

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Commitments (notes 5 and 12)

Subsequent events (notes 5, 7, 9, and 15)

Approved on behalf of the Board:

"David Elsley", Director	"Guillermo Torre-Amione", Director

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

Unaudited

	Three Months Ended September 30, 2024	Three Months Ended September 30, 2023	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2023
Operating expenses (notes 9, 13, 14)
General and administration	$10,389,712	$5,079,140	$20,503,966	$11,572,844
Research and development	3,750,688	2,576,751	9,783,261	10,183,832
Loss before other income	(14,140,400)	(7,655,891)	(30,287,227)	(21,756,676)
Interest income	201,864	515,538	886,567	1,590,162
Gain (loss) on foreign exchange	(142,033)	667,548	638,919	(84,569)
Change in derivative liability (note 7)	1,352,085	392,881	234,529	(389,931)
Other income	-	149,739	28,223	149,739
Net loss and comprehensive loss for the period	$(12,728,484)	$(5,930,185)	$(28,498,989)	$(20,491,275)

Basic and diluted net loss per share (note 11)	$(0.18)	$(0.09)	$(0.42)	$(0.32)
Weighted average number of common shares outstanding	69,841,202	64,487,862	68,621,684	64,229,845

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Unaudited

	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2023
Operating activities
Net loss and comprehensive loss for the period	$(28,498,989)	$(20,491,275)
Adjustments for:
Depreciation of property and equipment	114,263	118,261
Amortization of intangible assets	210,358	63,333
Share-based compensation	11,130,090	3,144,014
Change in derivative liability	(234,529)	389,931
Unrealized foreign exchange (gain) loss on cash	(286,123)	118,913
Accretion on lease liability	19,332	8,948
Shares for services	-	16,449
Changes in non-cash working capital items:
Accounts receivable	85,666	31,933
Other receivables	(72,500)	158,669
Prepaid expenses	(188,553)	(131,909)
Accounts payable and accrued liabilities	(1,746,589)	(2,142,948)
Net cash used in operating activities	(19,467,574)	(18,715,681)

Investing activities
Purchase of property and equipment	(15,131)	(53,606)
Net cash used in investing activities	(15,131)	(53,606)

Financing activities
Proceeds from stock options exercised	177,510	-
Payment of lease liability	(27,688)	(41,532)
Net cash provided by (used in) financing activities	149,822	(41,532)
Net change in cash and cash equivalents	(19,332,883)	(18,810,819)
Cash and cash equivalents, beginning of period	34,931,778	59,469,868
Impact of foreign exchange on cash and cash equivalents	286,123	(118,913)
Cash and cash equivalents, end of period	$15,885,018	$40,540,136
Supplemental information
Deferred share issuance costs included in accounts payable and accrued liabilities	$(623,743)	$-

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

Unaudited

	Share capital			Contributed
	Number	Amount	Warrants	surplus	Deficit	Total
Balance, December 31, 2022	64,042,536	$147,545,399	$3,517,867	$15,586,832	$(114,448,510)	$52,201,588
Restricted share units exercised	150,245	211,845	-	(211,845)	-	-
Shares for services	5,000	16,449	-	-	-	16,449
Share-based compensation (note 9)	-	-	-	3,144,014	-	3,144,014
Performance share units exercised	600,000	-	-	-	-	-
Net loss and comprehensive loss for the period	-	-	-	-	(20,491,275)	(20,491,275)
Balance, September 30, 2023	64,797,781	$147,773,693	$3,517,867	$18,519,001	$(134,939,785)	$34,870,776

Balance, December 31, 2023	65,352,279	$148,519,136	$3,517,867	$18,786,306	$(142,576,802)	$28,246,507
Deferred share issuance costs	-	-	-	-	(623,743)	(623,743)
Fair value of expired warrants	-	-	(3,517,867)	3,517,867	-	-
Restricted share units exercised	2,019,685	2,896,211	-	(2,896,211)	-	-
Stock options exercised	175,000	177,510	-	-	-	177,510
Fair value of stock options exercised	-	99,263	-	(99,263)	-	-
Share-based compensation (note 9)	-	-	-	11,130,090	-	11,130,090
Performance share units exercised	2,650,000	2,939,038	-	(2,939,038)	-	-
Net loss and comprehensive loss for the period	-	-	-	-	(28,498,989)	(28,498,989)
Balance, September 30, 2024	70,196,964	$154,631,158	$-	$27,499,751	$(171,699,534)	$10,431,375

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in Canadian Dollars)

Unaudited

1.	Nature of operations

Cardiol Therapeutics Inc. was incorporated under the laws of the Province of Ontario on January 19, 2017. The Corporation's registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.

Cardiol Therapeutics Inc. and its subsidiary (the "Corporation" or "Cardiol") is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease. The Corporation's lead drug candidate, CardiolRx™ (cannabidiol) oral solution, is pharmaceutically manufactured and in clinical development for use in the treatment of heart disease.

On December 20, 2018, the Corporation completed its initial public offering on the Toronto Stock Exchange (the "TSX"). As a result, the Corporation's common shares commenced trading on that date on the TSX under the symbol "CRDL". On August 10, 2021, the Corporation's common shares commenced trading on The Nasdaq Capital Market under the symbol "CRDL".

2.	Material accounting policy information

Statement of compliance

The Corporation applies International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRSs issued and outstanding as of November 11, 2024, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended December 31, 2023.

Any subsequent changes to IFRS that are given effect in the Corporation’s annual consolidated financial statements for the year ending December 31, 2024, could result in restatement of these unaudited condensed interim consolidated financial statements.

3.	Cash and cash equivalents

Interest earned on cash and cash equivalents for the three and nine months ended September 30, 2024, amounted to $201,864 and $886,567 (three and nine months ended September 30, 2023 - $515,538 and $1,590,162).

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in Canadian Dollars)

Unaudited

4.	Property and equipment

Cost	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2022	$200,319	$171,864	$237,248	$66,864	$112,290	$788,585
Additions	140,919	47,945	-	-	16,367	205,231
Balance, December 31, 2023	341,238	219,809	237,248	$66,864	$128,657	$993,816
Additions	-	-	-	-	15,131	15,131
Balance, September 30, 2024	$341,238	$219,809	$237,248	$66,864	$143,788	$1,008,947

Accumulated Depreciation	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2022	$143,577	$94,961	$156,712	$33,728	$63,869	$492,847
Depreciation for the year	53,091	36,761	50,840	6,627	16,592	163,911
Balance, December 31, 2023	$196,668	$131,722	$207,552	$40,355	$80,461	$656,758
Depreciation for the period	47,988	19,820	29,696	3,976	12,783	114,263
Balance, September 30, 2024	$244,656	$151,542	$237,248	$44,331	$93,244	$771,021

Carrying value	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2023	$144,570	$88,087	$29,696	$26,509	$48,196	$337,058
Balance, September 30, 2024	$96,582	$68,267	$-	$22,533	$50,544	$237,926

5.	Intangible assets

Cost	Exclusive global license agreement
Balance, December 31, 2022, December 31, 2023, and September 30, 2024	$767,228

Accumulated Amortization	Exclusive global license agreement
Balance, December 31, 2022	$472,426
Amortization for the year	84,444
Balance, December 31, 2023	$556,870
Amortization for the period	63,333
Write-off	147,025
Balance, September 30, 2024	$767,228

Carrying Value	Exclusive global license agreement
Balance, December 31, 2023	$210,358
Balance, September 30, 2024	$-

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in Canadian Dollars)

Unaudited

5.	Intangible assets (continued)

Exclusive global agreement ("Meros License Agreement")

In 2017, the Corporation was granted by Meros Polymers Inc. (“Meros”) the sole, exclusive, irrevocable license to patented nanotechnologies for use with any drugs to diagnose, or treat, cardiovascular disease, cardiopulmonary disease, and cardiac arrhythmias.  Meros is focused on the advancement of nanotechnologies developed at the University of Alberta.

Under the Meros License Agreement, Cardiol agreed to certain milestones and milestone payments, including the following: (i) payment of $100,000 upon enrolling the first patient in a Phase IIB clinical trial designed to investigate the safety and indications of efficacy of one of the licensed technologies; (ii) payment of $500,000 upon enrolling the first patient in a Pivotal Phase III clinical trial designed to investigate the safety and efficacy of one of the licensed technologies; (iii) $1,000,000 upon receiving regulatory approval from the FDA for any therapeutic and/or prophylactic treatment incorporating the licensed technologies. No milestone payments have been earned or made to date. Cardiol also agreed to pay Meros the following royalties:

(a) 5% of worldwide proceeds of net sales of the licensed technologies containing cannabinoids, excluding non-royalty sub-license income in (b) below, that Cardiol receives from human and animal disease indications and derivatives as outlined in the Meros License Agreement;

(b) 7% of any non-royalty sub-license income that Cardiol receives from human and animal disease indications and derivatives for licensed technologies containing cannabinoids as outlined in the Meros License Agreement;

(c) 3.7% of worldwide proceeds of net sales that Cardiol receives from the licensed technology in relation to human and animal cardiovascular and/or cardiopulmonary disease, heart failure, and/or cardiac arrhythmia diagnosis and/or treatments using the drugs, excluding cannabinoids included in (a) above, outlined in the Meros License Agreement; and

(d) 5% of any non-royalty sub-license income that Cardiol receives in relation to any human and animal heart disease, heart failure and/or arrhythmias indications, excluding cannabinoids included in (b) above, as outlined in the Meros License Agreement.

In addition, as part of the consideration under the Meros License Agreement, Cardiol (i) issued to Meros 1,020,000 common shares; and (ii) issued to Meros 1,020,000 special warrants convertible automatically into common shares for no additional consideration upon the first patient being enrolled in a Phase 1 clinical trial using the licensed technologies as described in the Meros License Agreement. As of September 30, 2024, and the date of these financial statements, this condition had not been met. Subsequent to September 30, 2024, Cardiol determined the Meros License Agreement is to be terminated and the remaining intangible asset has been expensed.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in Canadian Dollars)

Unaudited

6.	Lease liability

Carrying Value
Balance, December 31, 2022	$72,871
Additions (i)	140,919
Repayments	(55,376)
Accretion	15,926
Balance, December 31, 2023	$174,340
Repayments	(27,688)
Accretion	19,332
Balance, September 30, 2024	$165,984
Current portion	31,785
Long-term portion	$134,199

(i) When measuring the lease liability for the property lease that was classified as an operating lease, the Corporation discounted the lease payments using its incremental borrowing rate. The original property lease had an expiration date of May 31, 2024, and the lease payments were discounted with a 9% interest rate. During the year ended December 31, 2023, the property lease was extended to October 30, 2028. The lease liability was revalued as of the extension date with lease payments discounted with a 15% interest rate.

7.	Derivative liability

On November 5, 2021, the Corporation issued 8,175,000 warrants as part of a unit financing. Each warrant is exercisable into one common share at the price of USD$3.75 per share for a period of three years from closing. The original estimated fair value of $11,577,426 was assigned to the 8,175,000 warrants issued by using a fair value market technique incorporating the Black-Scholes option pricing model, with the following assumptions: a risk-free interest rate of 1.01%; an expected volatility factor of 81%; an expected dividend yield of 0%; and an expected life of 3 years. The only significant unobservable input is the volatility, which could cause an increase or decrease in fair value. The warrants have been classified as a derivative liability on the statement of financial position and are re-valued at each reporting date, as the warrants were issued in a currency other than the Corporation's functional currency. As at September 30, 2024, the fair value of the derivative liability was $3,647 (December 31, 2023 - $238,176), resulting in an (increase)/decrease in the value of the derivative liability for the three and nine months ended September 30, 2024, of $1,352,085 and $234,529 (three and nine months ended September 30, 2023 - $392,881 and $(389,931)). Subsequent to September 30, 2024, 8,175,000 warrants expired unexercised.

Significant assumptions used in determining the fair value of the derivative warrant liabilities are as follows:

	Nine Months Ended		Nine Months Ended
	September 30, 2024		September 30, 2023
Share price	USD$	1.98	USD$	0.90
Exercise price	USD$	3.75	USD$	3.75
Risk-free interest rate		4.25%		4.60%
Expected volatility		70%		99%
Expected life in years		0.10		1.10
Expected dividend yield		Nil		Nil

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in Canadian Dollars)

Unaudited

8.	Share capital

a) Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b) Common shares issued

	Number of
	common shares	Amount
Balance, December 31, 2022	64,042,536	$147,545,399
Shares for services (i)	5,000	16,449
Restricted share units exercised (note 9)	150,245	211,845
Performance share units exercised (note 9)	600,000	-
Balance, September 30, 2023	64,797,781	$147,773,693

Balance, December 31, 2023	65,352,279	$148,519,136
Restricted share units exercised (note 9)	2,019,685	2,896,211
Stock options exercised (note 9)	175,000	177,510
Fair value of stock options exercised (note 9)	-	99,263
Performance share units exercised (note 9)	2,650,000	2,939,038
Balance, September 30, 2024	70,196,964	$154,631,158

(i) During the nine months ended September 30, 2023, the Corporation issued 5,000 common shares with a fair value of $3,550. The fair value of the shares was determined to be equal to the value of the services rendered. Included in shares for services is $12,899 related to vesting of previously issued shares.

9.	Share-based payments

The Corporation has adopted an Omnibus Equity Incentive Plan in accordance with the policies of the TSX, which permits the grant or issuance of options, Restricted Share Units ("RSUs"), Performance Share Units ("PSUs"), and Deferred Share Units ("DSUs"), as well as other share-based payment arrangements. The maximum number of shares that may be issued upon the exercise or settlement of awards granted under the plan may not exceed 15% of the Corporation's issued and outstanding shares from time to time. The Board of Directors determines the price per common share and the number of common shares which may be allotted to directors, officers, employees, and consultants, and all other terms and conditions of the option, subject to the rules of the TSX.

During the three and nine months ended September 30, 2024, the total expenses related to share-based compensation amounted to $8,422,404 and $11,130,090 (three and nine months ended September 30, 2023 - $2,050,791 and $3,144,014). All outstanding awards are settleable with common shares and not cash.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in Canadian Dollars)

Unaudited

9.	Share-based payments (continued)

(a) Stock Options

	Number of	Weighted average
	stock options	exercise price ($)
Balance, December 31, 2022	1,968,476	$3.52
Issued	600,000	1.20
Expired	(780,976)	4.65
Balance, September 30, 2023	1,787,500	$2.27

Balance, December 31, 2023	1,732,500	$2.44
Issued	455,000	2.56
Expired	(555,000)	2.15
Exercised (i)	(175,000)	1.01
Balance, September 30, 2024	1,457,500	$2.77

(i) The weighted average share price on date of exercise was $2.62.

At the grant date, the fair value of stock options issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2023
Fair value of stock options at grant date	$1.79	$0.69
Share price	$2.83	$1.05
Exercise price	$2.56	$1.23
Risk-free interest rate	3.83%	3.78%
Expected volatility	93%	88%
Expected life in years	3.13	4.50
Expected dividend yield	Nil	Nil

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in Canadian Dollars)

Unaudited

9.	Share-based payments (continued)

The following table reflects the actual stock options issued and outstanding as of September 30, 2024:

Expiry date	Exercise price ($)	Weighted average remaining contractual life (years)	Number of options outstanding	Number of options vested (exercisable)
February 23, 2025	3.54	0.40	20,000	20,000
August 19, 2025	2.12	0.88	100,000	100,000
August 30, 2025	5.00	0.92	80,000	80,000
April 1, 2026	5.77	1.50	60,000	60,000
September 10, 2026	1.35	1.95	25,000	25,000
December 8, 2026	3.59	2.19	325,000	216,667
January 11, 2027	2.18	2.28	220,000	146,667
March 1, 2027	2.56	2.42	350,000	175,000
May 12, 2027	1.46	2.61	70,000	46,667
September 12, 2027	1.61	2.95	207,500	138,334
	2.77	2.17	1,457,500	1,008,335

(b) Performance Share Units

Number of PSUs
Balance, December 31, 2022	600,000
Issued (i)	2,000,000
Redeemed (ii)	(600,000)
Balance, September 30, 2023	2,000,000

Balance, December 31, 2023	2,000,000
Issued (i)	1,200,000
Redeemed (ii)	(2,650,000)
Balance, September 30, 2024	550,000

(i) Grants of PSUs require completion of certain performance criteria specific to each grant. As the fair value of the services for all PSUs issued cannot be reliably measured, the fair value was determined on the basis of the equity issued. The fair value of PSUs granted was determined based on the Corporation's share price, adjusted by the estimated likelihood of the performance conditions being met.

(ii) The weighted average share price on date of exercise was $2.23.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in Canadian Dollars)

Unaudited

9.	Share-based payments (continued)

(b) Performance Share Units (continued)

The following table reflects the actual PSUs issued and outstanding as of September 30, 2024:

	Weighted average		Number of
	remaining	Number of	PSUs
	contractual	PSUs	vested
Expiry date	life (years)	outstanding	(exercisable)
December 31, 2024	0.25	550,000	-

(i) Subsequent to September 30, 2024, 1,200,000 PSUs were issued.

(ii) Subsequent to September 30, 2024, 1,550,000 PSUs were redeemed.

(c) Restricted Share Units

Number of RSUs
Balance, December 31, 2022	2,312,963
Issued (i)	2,100,000
Redeemed (ii)	(150,245)
Balance, September 30, 2023	4,262,718

Balance, December 31, 2023	3,544,887
Issued (i)	3,686,000
Redeemed (iii)	(2,019,685)
Balance, September 30, 2024	5,211,202

(i) The fair value of RSUs granted was determined based on the Corporation's share price.

(ii) The weighted average share price on date of exercise was $1.04.

(iii) The weighted average share price on date of exercise was $1.78.

The following table reflects the actual RSUs issued and outstanding as of September 30, 2024:

Expiry date	Weighted average remaining contractual life (years)	Number of RSUs outstanding	Number of RSUs vested (exercisable)
July 31, 2025	0.83	1,826,238	1,566,237
October 31, 2025	1.08	34,214	34,214
July 10, 2027	2.78	3,350,750	833,250
	2.08	5,211,202	2,433,701

(i) Subsequent to September 30, 2024, 153,333 RSUs were redeemed.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in Canadian Dollars)

Unaudited

10.	Warrants

	Number of warrants	Amount
Balance, December 31, 2022 and September 30, 2023	11,628,178	$3,517,867

Balance, December 31, 2023	11,628,178	$3,517,867
Expired	(3,453,178)	(3,517,867)
Balance, September 30, 2024	8,175,000	$-

The following table reflects the actual warrants issued and outstanding as of September 30, 2024, excluding 1,020,000 special warrants convertible automatically into common shares for no additional consideration in accordance with the original escrow release terms as described in the Meros License Agreement (see note 5):

Expiry date	Exercise price ($)	Remaining contractual life (years)	Warrants exercisable
November 5, 2024(1)	5.06	0.10	8,175,000

(1) Warrants carry an exercise price of USD$3.75. This amount was translated to CAD for presentation purposes at the September 30, 2024 rate of 1.35. These warrants are classified as a derivative liability on the statement of financial position (see note 7). Subsequent to September 30, 2024, 8,175,000 warrants expired unexercised.

11.	Loss per share

For the three and nine months ended September 30, 2024, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $12,728,484 and $28,498,989, respectively (three and nine months ended September 30, 2023 - $5,930,185 and $20,491,275, respectively $-) and the weighted average number of common shares outstanding of 69,841,202 and 68,621,684, respectively (three and nine months ended September 30, 2023 - 64,487,862 and 64,229,845, respectively -). Diluted loss per share did not include the effect of stock options, PSUs, RSUs, and warrants as they are anti-dilutive.

12.	Commitments

(i) The Corporation has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:

	Base rent	Variable rent	Total
2024	$13,844	$12,961	$26,805
2025	55,376	51,846	107,222
2026	55,376	51,846	107,222
2027	55,376	51,846	107,222
2028	46,146	43,205	89,351
	$226,118	$211,704	$437,822

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in Canadian Dollars)

Unaudited

12.	Commitments (continued)

(ii) The Corporation has signed various agreements with consultants to provide services. Under the agreements, the Corporation has the following remaining commitments.

2024	$218,130
2025	72,326
Total	$290,456

(iii) Pursuant to the terms of agreements with various other contract research organizations, the Corporation is committed for the following contract research services:

2024	$967,116
2025	1,298,663
2026	127,031
Total	$2,392,810

13.	Other expenses

The following details highlight certain components of the research and development and general and administration expenses classified by nature. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
Research and development expenses
Non-cash share-based compensation	$972,426	$95,577	$1,051,999	$291,469

General and administration expenses
Depreciation of property and equipment	$32,954	$43,782	$114,263	$118,261
Amortization of intangible assets	$168,136	$21,111	$210,358	$63,333
Non-cash share-based compensation	$7,449,978	$1,955,214	$10,078,091	$2,852,545

14.	Related party transactions

(a) The Corporation entered into the following transactions with related parties:

(i) Included in research and development expense is $169,034 and $906,843 for the three and nine months ended September 30, 2023, paid to a company previously related to a director. As at December 31, 2023, $416,792 was owed to this company and this amount was included in accounts payable and accrued liabilities.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in Canadian Dollars)

Unaudited

14.	Related party transactions (continued)

(b) Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Corporation directly or indirectly, including any directors (executive and non-executive) of the Corporation. Remuneration of directors and key management personnel of the Corporation, except as noted in (a) above, was as follows:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
Salaries and benefits	$567,797	$536,320	$2,372,536	$2,240,796
Share-based payments	2,175,162	248,870	2,450,893	779,880
	$2,742,959	$785,190	$4,823,429	$3,020,676

As at September 30, 2024, $nil (December 31, 2023 - $nil) was owed to key management personnel and this amount was included in accounts payable and accrued liabilities.

15.	Subsequent event

Subsequent to September 30, 2024, the Corporation successfully closed a public offering of 9,703,125 common shares, at a price of US$1.60 per common share for gross proceeds of US$15,525,000. As at September 30, 2024, $623,743 of transaction costs related to the public offering are included as deferred share issuance costs in the statements of changes in equity.